Protherics PLC
The Heath Business & Technical Park
Runcorn, Cheshire
WA7 4QX UK
Tel: +44 (0)19 2851 8000
Fax: +44 (0)19 2851 8002
27 September 2007
VIA EDGAR and OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
110 F Street, N.E.
Washington, D.C. 20549
USA
Attn: Mr. Jim B. Rosenberg

Re:	Protherics PLC
Form 20-F for fiscal year ended March 31, 2007
File No. 000-51463
Dear Mr. Rosenberg
Please find below the responses of Protherics PLC, a company incorporated under the laws of England and Wales (the “Company”), to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated August 29, 2007 (the “Comment Letter”).
For ease of reference, each comment contained in the Comment Letter is printed below in italic text and is followed by the Company’s response. Page numbers refer to page numbers of the Form 20-F for fiscal year ended March 31, 2007 (the “20-F”) as filed with the Commission on August 13, 2007.
Form 20-F for fiscal year ended March 31, 2007
Item 5: Operating and Financial Review and Prospects
C. Research and Development, Patents and Licenses, etc., page 45
Comment 1: Please provide in disclosure-type format the following information for each of your major research and development projects. Refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII — Industry Specific Issues — Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.
a.	The costs incurred during each period presented and to date on the project;

b.	The nature, timing and estimated costs of the efforts necessary to complete the project;

c.	The anticipated completion date for the project;

d.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and

e.	The period in which material net cash inflows from the project are expected to commence.
Regarding “a,” if you do not maintain any research and development costs by project, explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.
Regarding “b” and “c,” provide the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, describe those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.
Response 1:
The Company’s approach to disclosure of research and development expenditures historically has been to provide disclosure in Operating and Financial Review and Prospects of year-over-year increases or decreases in the aggregate amount of R&D expenditures, and to discuss the most significant factors and programs contributing to the changes. For example, on page 41 of the 20-F, the Company discusses increased expenditures on the CytoFab and Voraxaze programs and the effects of the MacroMed, Glenveigh and Advancell transactions. Until the end of fiscal 2002, the Company did not track R&D expenses separately by project. Beginning in fiscal 2003, the Company began tracking expenditures directly relating to each program as a means of managing costs, although certain administrative expenses, such as salaries and personnel expenses, facilities overhead and external costs not directly attributable to a specific project are not allocated among the various programs. Monetary amounts of R&D expenditures to date for each project have not been tracked from project inception and are not available.
As with most biotech companies with products in the early stages of development (pre-clinical or Phase 1/2 clinical trials), the path to “completion” (i.e., marketing approval) of each product is long and uncertain, potentially spanning many years. The regulatory approval process, itself, can be a multi-year process with no certainty when and if marketing authorization will be granted or whether additional data or testing will be required. The Company has provided in its 20-F disclosure a description of each of its products, its current stage of development and the next anticipated development milestone (see, e.g., table on pages 17-18 of the 20-F). For products that are in later stages of development and in the application process for marketing approvals, the Company provides disclosure of the anticipated approval date. The Company has also included disclosure in the 20-F addressing the uncertainties and risks involved with successfully bringing a biological product to market (see, e.g., “Risk Factors” and “Government Regulation”).
The Company assesses annually the status of each project and the amount of resources (capital and personnel) to devote to each. Decisions on the allocation of resources depend on several factors, including the availability of resources, the progress and results of clinical trials or requirements from regulators. These factors can, and sometimes do, result in a shift in the allocation of resources from year to year, or even during the course of a fiscal year. For these reasons, the Company does not believe it can reasonably provide accurate estimates of costs of the completion of products.
The Company has considered the Staff’s comment, however, and will include additional disclosure in future filings as illustrated below:
“Research and Development
The Company’s research and development expenses consist primarily of salaries and related personnel expenses, costs associated with clinical trials, costs associated with non-clinical activities, intellectual property costs and facility-related costs. Clinical trial expenses include payments to vendors such as clinical research organizations, suppliers of raw materials, clinical trial sites, laboratories for testing of clinical samples and consultants. To date, the Company has charged all research and development expenses to operations as incurred since the Company can only recognize such expenditure as an intangible asset when it is probable that the project will generate future economic benefit.

The Company uses its internal research and development resources, including its employees and facilities, across various projects, the Company does not account for these internal research and development expenses on a project basis. These expenses are included in the “non-project specific expenses” category in the table below. The Company uses external service providers to assist in the conduct its clinical trials and to provide various other research and development related products and services. The Company has tracked many of these external research and development expenses and certain specific internal costs on a project basis. To the extent expenses associated with external service providers are not attributable to a specific project, they are included in the “non-project specific expenses” category in the table below. The following table summarizes the Company’s research and development expenses for the periods indicated:

	Year Ended March 31,
	2007	2006	2005
	£'000	£'000	£'000
Project:
Acadesine	14	—	—
Angiotensin	317	375	238
CroFab	106	219	179
Oncogel (1)	400	—	—
CoVaccine	296	132	—
DigiFab	223	168	141
Prolarix	621	280	289
CytoFab	7,485	1,882	9
Voraxaze	1,918	1,770	1,480
Other projects	14	102	88

Total Project Expense	11,394	4,928	2,424
Non-Project Specific Expenses	2,584	1,819	2,151

Total Research and Development Expenses	13,978	6,747	4,575

(1) Project expenses for Oncogel prior to the acquisition of MacroMed are excluded from the analysis in the table above.
Management anticipates that it will make determinations as to which programs to pursue and the level of funding to direct to each program on an ongoing basis. As indicated in Item 4 of this report, in the financial year ending March 31, 2008, the main areas of the Company’s research and development efforts will be:
•	commence modification of the CroFab manufacturing process and commence associated regulatory matters;

•	continue to address outstanding issues raised by the MHRA to achieve U.K. marketing approval for DigiFab;

•	continue to address the issues raised by the FDA and EMEA on Voraxaze to achieve marketing approval;

•	further develop the CytoFab manufacturing process to a batch size of 3,000 litres;

•	complete phase 1 Prolarix solid tumor study and prepare for the planned phase 2 study in primary liver cancer;

•	complete the manufacturing and scale up of Angiotensin Vaccine and CoVaccine HT and prepare for a phase 2a study due to commence in 2008;

•	continue the phase 1/2 safety and tolerability study of OncoGel in brain cancer and prepare and commence a phase 2b study in esophageal cancer;

•	plan and commence a phase 1/2 study for the treatment of B-CLL using Acadesine;

•	continue the phase 2b study into severe pre-eclampsia using Digoxin Immune Fabs

At this time, due to the risks inherent in the product development process and given the early stage of its product development programs, the Company is unable to estimate with any certainty the costs that will be incurred in the continued development of its product candidates for potential commercialization. There are numerous factors associated with the successful commercialization of any of the Company’s drug candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on the stage of development. With product development timelines, the probability of success and development costs vary widely. While the Company is currently focused on advancing its highest priority product development programs, future research and development expenses will depend on the determinations the Company’s management makes as to the scientific and clinical success of each product candidate, as well as ongoing assessments as to each product candidate’s commercial potential and prioritization. In addition, the Company cannot forecast with any degree of certainty which of its current product candidates will be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect its development plans and capital requirements.
The process of completing clinical trials and seeking regulatory approval for the Company’s product candidates may require the expenditure of substantial resources and is subject to the numerous risks and uncertainties associated with developing biopharmaceutical products, including significant and changing government regulation, the uncertainty of future preclinical and clinical study results and uncertainties associated with process development and manufacturing, distribution and marketing. For a discussion of the risks and uncertainties associated with the timing and expense of completing the development of a product, see ‘Item 3. Key Information — Risk Factors.’”
     E. Contractual Obligations and Commercial Commitments, page 47
Comment 2: Please explain in disclosure-type format your basis for omitting estimated payments from the table of contractual obligations that appear reasonably likely to arise from your research and development agreements.
Response 2:
The Company historically has not included milestone and royalty obligations under its research and development agreements in the “Contractual Obligations” table due to their contingent nature. These milestone and royalty obligations are disclosed, however, in the descriptions of the Company’s research and development agreements included in Item 10 of the 20-F under “Material Contracts.”
In response to the Staff’s comment, the Company will include in future filings footnote disclosure to the Contractual Obligations table substantially as illustrated below:
“Under certain of the Company’s collaboration agreements, the Company may owe milestone or royalty payments in future periods to licensing or development partners, which payments are contingent upon the achievement of developmental or commercial milestones and other objectives. As of March 31, 2007, the total maximum amount of milestone payments we may be obligated to make under these agreements was approximately £26 million. However, this amount includes obligations related to pre-clinical and early stage products, and it is uncertain whether and when all of these milestones will be achieved. These obligations are therefore not included in this table. For a description of the Company’s material licensing and development agreements, see ‘Item 10. Additional Information — Material Contracts.’”

Quantitative and Qualitative Disclosures about Market Risk, page 84
Comment 3: Please provide in disclosure-type format quantitative information about market risk, particularly your foreign currency exchange rate risk, as prescribed in Item 11 of Form 20-F or tell us why these disclosures are not necessary.
Response 3:
In response to the Staff’s comment, the Company will include in future filings additional disclosure under Item 11 of its 20-F as illustrated below:
“Interest Rate Sensitivity
The table below provides information about the Company’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in U.K. pounds sterling, which is the Company’s reporting currency. The instrument’s actual cash flows are determined in both U.S. dollars (US$) and Australian dollars (A$), as indicated in parentheses.

							Fair
	2008	2009	2010	2011	2012	Total	value
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Finance Lease obligations
Fixed Rate (£ denominated)	929	815	564	535	234	3,078	(1)
Average interest rate	7.8%	7.8%	7.8%	7.9%	7.9%	7.8%

Fixed Rate (US$ denominated)	48	20	12	1	1	82	(1)
Average interest rate	18.7%	17.0%	16.0%	11.3%	11.3%	17.7%

Finance Lease obligations
Fixed Rate (A$ denominated)	71	56	27	17	6	177	(1)
Average interest rate	7.3%	7.5%	7.6%	7.6%	7.6%	7.4%

Bank Loans
Fixed Rate (£ denominated)	9	—	—	—	—	9	9
Average interest rate	8.0%	—	—	—	—	8.0%

Fixed Rate (US$ denominated)	2	3	143	—	—	148	137
Average interest rate	5.6%	5.6%	5.6%	—	—	5.6%

Australian Notes payable
Floating Rate (A$ denominated)	26	20	—	—	—	46	42
Average interest rate	8.2%	8.2%	—	—	—	8.2%

Convertible Loan Notes
Fixed Rate (£ denominated)(2)	—	—	—	2,224	—	2,224	2,047	(3)
Average interest rate	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%

(1) The fair value of the Company’s lease obligations approximates to their carrying value.

(2) The book value of this instrument was £2,100 at March 31, 2007.

(3) This represents the fair value of the liability component of a bifurcated instrument.

Exchange Rate Sensitivity
The table below provides information about the Company’s derivative financial instruments and other financial instruments and presents such financial instruments in U.K. pounds sterling, which is the Company’s reporting currency. The table presents principal cash flows and related weighted average interest rates by expected maturity dates on instruments that are sensitive to foreign currency exchange rates, being US dollar and Australian dollar denominated debt obligations.

							Fair
	2008	2009	2010	2011	2012	Total	value
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
On-Balance Sheet Financial Instruments

Finance Lease obligations
Fixed Rate (US$ denominated)	48	20	12	1	1	82	(1)
Average interest rate	18.7%	17.0%	16.0%	11.3%	11.3%	17.7%

Bank Loans
Fixed Rate (US$ denominated)	2	3	143	—	—	148	137
Average interest rate	5.6%	5.6%	5.6%	—	—	5.6%

Finance Lease obligations
Fixed Rate (A$ denominated)	71	56	27	17	6	177	(1)
Average interest rate	7.3%	7.5%	7.6%	7.6%	7.6%	7.4%

Australian Notes payable
Floating Rate (A$ denominated)	26	20	—	—	—	46	42
Average interest rate	8.2%	8.2%	—	—	—	8.2%
(1) The fair value of the Company’s lease obligations approximates to their carrying value.
Anticipated Transactions and Related Derivatives
The Company also utilizes currency derivatives to hedge future transactions and cash flows. The Company is a party to a variety of foreign currency forward contracts and options in the management of its exchange rate exposures. The instruments purchased are denominated in US dollars and Australian dollars. At March 31, 2007, the Company had the following currency derivatives, all of which matured within 12 months:
•	Contracts to sell US$4,300,000 at a rate of between £:$ 1.873 and £:$ 1.763, the actual rate dependent upon the spot rate at the date of maturity. At March 31, 2007, the fair value of such contracts was £110,000.

•	Forward currency contracts to purchase A$1,000,000 at a rate of £:A$ 2.456, the fair value of which was £5,000 at March 31, 2007.”

Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Accounting Policies
Revenue Recognition, F-7
Comment 4: You state that “revenue is partly recognized upon shipment of products to the distributor ... with further amounts being recognized in accordance with the contractual terms upon shipment to the end user.” Please describe, in disclosure-type format, the contractual terms governing your sales to distributors and distributor sales to end users to clarify your revenue recognition policy. In your response, address how recognizing part of the revenue upon shipment to distributors meets all of the conditions in paragraph 14 of IAS 18 and complies with SAB 104 under US GAAP. Reconcile for us your disclosure herein to your disclosure for IFRS in Note 33(d) Revenue recognition where you discuss multi-element arrangements.
Response 4:
In response to the Staff’s comment, the Company notes supplementally that its revenue recognition is dependent upon the underlying contractual relationship with its customers and distributors. The majority of the Company’s revenue from product sales (2007: 90.7%) arises from sales of CroFab and DigiFab pursuant to the Company’s distribution agreement with Altana, Inc., its U.S. distributor for those products, and is split into two components: (i) revenue on shipment of product pursuant to orders placed by Altana, and (ii) additional revenue contingent upon sales of product by Altana.
CroFab
With respect to sales of CroFab to Altana, all five conditions of paragraph 14 of IAS 18 are wholly satisfied in that:
•	full and final title of the goods have been passed to the customer;

•	the goods are in the customer’s warehouse and under their exclusive control;

•	the amount has been invoiced at the contractually agreed amount;

•	there is no uncertainty as to whether economic benefits will flow to the Company; and

•	the products sold are entirely complete with no future costs anticipated.
     Such transactions also satisfy the criteria set out in SAB 104 in that:
•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the price is fixed and determinable; and

•	collectibility is reasonably assured.
The second element of CroFab revenue is a contingent element earned on each unit of product sold by Altana. Since there is no guarantee as to the units Altana will sell or the revenue each product will achieve, the Company does not recognize this element of revenue until Altana achieves the sale.
DigiFAb
With respect to sales of DigiFab to Altana, the distribution agreement includes an additional arrangement with respect to product returns. Altana has a commitment with its customers to refund any expired DigiFab product that is returned. Under the Company’s agreement with Altana, Altana may request that the Company sell equivalent product to that returned at a reduced price, albeit a price still in excess of the product cost.
Under IFRS, the Company views this initial transaction as a multi-element arrangement in that value from the first sale is deferred and allocated to the replacement right based on the fair value of the replacement right.

Under U.S. GAAP, SFAS 48 — Revenue Recognition When a Right of Return Exists requires that revenue recognized from sales transactions with a right of return be recognized at the time of sale only if all the conditions specified by the statement are met, including the requirement to estimate reasonably the amount of future returns based upon historical information. DigiFab is a relatively new product and, therefore, the Company has limited historical data on which to estimate the future returns. As such, under U.S. GAAP the Company defers all DigiFab revenue to a point at which the returns can be reasonably estimated or until the right expires.
As with CroFab, DigiFab sales to Altana also have an additional component contingent upon subsequent sales by Altana which is recognized in accordance with IAS 18. However, under SFAS 48, the DigiFab additional contingent element is not recognized until the point at which Altana’s returns can be reasonably estimated (or the right has expired). The effects of the difference in treatment under IAS 18 versus SFAS 48 are described in the Company’s Note 33 to its financial statements included in the 20-F.
Other products
In addition to agreements with Altana, the Company generates revenue from shipments of products from other customers which is recorded when all 5 components of paragraph 14 of IAS 18 and all 4 components of SAB 104 are wholly satisfied.
In preparing its IFRS accounts, the Company has chosen to highlight what it believes to be the most significant elements of its accounting policy. While the Company believes this approach to be consistent with its requirements under IFRS, in response to the Staff’s comment, the Company will revise its description of product revenue recognition in its Accounting Policies for future filings as set out below:
“Revenue recognition
Revenue represents amounts received or receivable in respect of the sale of goods and services to customers during the year, net of trade discounts given and value added tax, and in respect of licence agreements and research and collaboration agreements.
A description of the various elements of revenue and the associated accounting policies is given below:
Products
The Company recognizes revenue for product sales when each condition of IAS 18, paragraph 14 is wholly-satisfied. Where sales arrangements specify a second element of revenue contingent upon a specified event, this revenue is not recognised until this event has occurred and it is certain that the economic benefit triggered by this event will flow to the Company. In cases where product is sold to a customer with a right of replacement, the Company views the transaction as a multi-element arrangement and a portion of the value from the sale is deferred and allocated to the replacement right based on the fair value of the replacement right.”
Comment 5: You recorded a £10 million performance milestone from AstraZeneca that was “earned for the development of the CytoFab® development process.” Please explain more specifically in a disclosure-type format the specific factors that you considered in concluding that the earnings process was complete. Clarify for us in disclosure-type format the facts and circumstances that will determine the timing and recognition of the remainder of the £16.3 million payment received from AstraZeneca to date and the £161 million that may be received in the future on achievement of further milestones. Also, explain the factors that you consider in distinguishing between a “substantive” and a non-substantive performance milestone.
Response 5:
In response to the Staff’s comment, the Company notes supplementally that it considers the AstraZeneca licensing agreement to be a revenue arrangement with multiple deliverables under both U.S. GAAP (EITF 00-21) and IFRS. The commercial supply agreement is still to be negotiated and is treated as a separate element of the overall contract. The Company’s obligations under the license agreement were considered to be the license, provision of development services and steering committee participation. The 2005 agreement provides for the development and commercialization of CytoFab, as a treatment for the initial indication of severe sepsis. The Company received an initial payment of £16.3 million under the agreement and could receive up to £171 million on the achievement of further milestones. The Company will also receive royalties on global product sales of 20% of net sales for a minimum of 10 years in each country where CytoFab is sold along with payments in return for the commercial supply of bulk drug substance and drug product.
The Company applies the substantive milestone method in accounting for milestone payments. Milestone payments that are considered substantive are recognized into income in the year in which they are received. Milestones that do not satisfy the criteria to be considered as substantive are amortized over the remaining period in which the Company expects to fulfil its performance obligations under the licence agreement. The Company considers the following when assessing whether a milestone is considered substantive:
•	Are the milestone payments non-refundable?

•	Does the achievement of the milestone involves a degree of risk that was not reasonably assured at the inception of the arrangement?

•	Is substantive effort involved in achieving the milestone?

•	Is the amount of the milestone payment reasonable in relation to the effort expended or the risk associated with the achievement of the milestone?

•	How does the time that passes between the payments compare to the effort required to reach the milestone?
The Company recorded a £10 million milestone payment under the AstraZeneca agreement in March 2007. The Company recognized this milestone fully in fiscal year 2007 since the Company considered it a substantive milestone for which the earning process had been completed. This milestone was payable upon the decision by the Process Manufacturing and Supply Committee to progress the Process Science Programme to the manufacture of the first full commercial scale batch of the CytoFab, which decision reflected AstraZeneca’s acknowledgement that the Company had successfully developed a commercially viable manufacturing process capable of providing material for clinical trial and also subsequent launch. In determining whether this was a substantive milestone and the earning process had been completed, the Company considered the following factors:
•	The milestone payment was non-refundable;

•	The achievement of the milestone involved a significant degree of risk since the product had never been manufactured in large scale, nor had there been a process developed by which to manufacture the product — all material previously manufactured had used alternative processes and techniques that were not commercially viable. Had the Company failed to successfully complete this development and to scale up to commercial sized batches, no further monies would have been received. The main criterion for the decision to commence manufacturing of the first full commercial scale batch was the successful production of two consecutive batches showing the levels of consistency in the specifications of the drug as would be expected in a regulated biopharmaceutical manufacturing process using a process the Company was required to develop. These batches were produced using the same process and scale as the intended commercial material, but running a lesser amount of raw material through the process;

•	Substantive effort was involved. This is illustrated by the costs incurred directly in the project of approximately £7 million along with a requirement to purchase items of plant and machinery to fulfil the development obligations within the contract;

•	In light of the effort and risk attached to the programme, the Company considered the £10 million milestone to be reasonable; and

•	AstraZeneca UK Limited wrote to the Company on March 8, 2007, confirming that the Process Manufacturing and Supply Committee had made the decision on that date to progress the Process Science Programme to the manufacture of the first full commercial scale batch.
The £16.3 million initial up-front, non-refundable fee is being recognized as revenue over the Company’s performance period under the collaboration. The Company’s performance obligations are supply of regulatory support and participation on the steering committee. The Company considers that the regulatory support it can supply will cease with the approval of CytoFab by the FDA and while the steering committee continues to operate after product approval by the FDA, AstraZeneca UK Limited have confirmed in writing that the participation of the Company after FDA approval would be voluntary. Based upon the clinical development plan to be undertaken by AstraZeneca UK Limited, the Company currently estimates that its performance under the contract is the period to December 31, 2012. The Company cannot reasonably estimate the total level of effort required, nor the level of effort required in each year over the performance period to satisfy the regulatory support and Steering Committee obligations and, therefore, is recognizing the £16.3 million on a straight line basis, over the estimated performance period.
Under the agreement, additional milestone payments are tied to clinical progress of the program. AstraZeneca is responsible under the agreement for the key clinical development of CytoFab and thus clinical-based milestones are to be amortized over the remaining period in which the Company expects to fulfil its contractual performance obligations under the licensing agreement. Once the Company considers that such obligations have been met, further non-refundable milestones will be recognized upon the date at which receipt is considered certain.
As previously stated, the Company believes its disclosures of its accounting policies are consistent with its requirements under IFRS and with the disclosure requirements set out in IAS 1 in respect of critical accounting judgments made. However, in response to the Staff’s comment and to provide additional clarity to investors, the Company in future filings will revise its disclosure in the second paragraph under Note 2 “Accounting Policies — Revenue Recognition” to read as follows:
"Upfront and milestone payments
Non-refundable upfront and milestone payments are deferred and recognised as the earnings process is completed. Where the Company has performance obligations, upfront payments are deferred over the period in which these obligations are satisfied. In determining the performance obligations under the contract, consideration is given as to whether elements of the obligations meet the criteria for separate accounting. The Company applies the substantive milestone method in accounting for subsequent milestone payments. Milestone payments that are considered substantive are recognised into income in the year in which they are received. Milestones that do not satisfy the criteria to be considered as substantive are amortised over the remaining period in which the Company expects to fulfil its performance obligations under the agreement. The Company considers the following when assessing whether a milestone is considered substantive:
•	Are the milestone payments non-refundable?

•	Does the achievement of the milestone involve a degree of risk that was not reasonably assured at the inception of the arrangement?

•	Is substantive effort involved in achieving the milestone?

•	Is the amount of the milestone payment reasonable in relation to the effort expended or the risk associated with the achievement of the milestone?

•	How does the time that passes between the payments compare to the effort required to reach the milestone?”
Inventories, F-9
Comment 6: You disclose that previously “provided for” research and development inventories are reinstated “as appropriate if the related products are brought into commercial use.” Please clarify, in disclosure-type format, the specific conditions constituting “brought into commercial use” and the factors that you consider in determining whether reinstatement is “appropriate.” Please cite the applicable authoritative accounting literature that allows reinstatement under both IFRS and US GAAP.
Response 6:
The accounting policies referred to on page F-9 are those adopted by the Company in the preparation of its IFRS financial statements.

IAS 2.6 defines inventories as assets:
•	held for resale in the course of business;

•	in the process of production for such sale; or

•	in the form of materials or supplies to be consumed in the production process or in the rendering of services.
The practice of writing inventories down below cost to net realizable value is consistent with the view that assets should not be carried in excess of amounts expected to be realised from their sale or use (IAS 2.28). A new assessment is made of net realizable value in each subsequent period. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed circumstances, the amount of the write-down is reversed as provided in IAS 2, paragraph 33.
Where the Company has purchased or manufactured product that is not licensed or approved for sale, the Company is unable to realize value and provision is made under IFRS. Should events arise, such as an agreement under which product can be sold under license or other transaction in which the Company could generate economic value in exchange for such items, the provision would be reversed. No such reversals have arisen in any of the three fiscal years covered by the 20-F.
As previously indicated, the accounting policies set out on page F-9 are those adopted by the Company in accordance with IFRS. It is acknowledged that under U.S. GAAP, reversal of such write downs would not be permitted.
In response to the Staff’s comment, the Company will include, in future filings, the following additional disclosure:
“Inventories relating to research and development projects are fully written down in the income statement unless the Company considers it probable to realize economic value from their sale or use. If the circumstances that previously caused these inventories to be written down below cost subsequently change and there is clear evidence of an increase in realizable value, the write down is reversed.”
6. Operating Loss, F-15
Comment 7: You disclose that you engaged KPMG Audit Plc for services related to corporate finance transactions, which appear to be related to assistance in acquisitions and disposals of businesses. Please explain to us the nature of these services you received from KPMG Audit Plc. In addition, please explain to us why these services are not precluded under Rule 2-01(c)(4) of Regulation S-X.
Response 7:
In November 2006, the Company engaged KPMG Audit Plc to conduct financial due diligence assistance in connection with the Company’s acquisition of MacroMed, Inc. Pursuant to that engagement, KPMG Audit Plc performed a due diligence investigation of the financial statements, actual and potential liabilities and financial position of MacroMed and prepared and delivered a due diligence assistance report to the Company. The scope of the due diligence matters covered in the report was limited to an investigation of MacroMed’s most recent financial statements, operations, cash flows and liabilities. KPMG Audit Plc’s engagement specifically excluded commercial due diligence assistance and tax structuring advice. KPMG Audit Plc did not issue a fairness opinion or carry out broker dealing, investment adviser or investment banking services in connection with the MacroMed transaction.
Concurrent with the MacroMed acquisition, the Company also acquired certain intellectual property from two unrelated parties (Glenveigh Pharmaceuticals and Advanced In Vitro Cell Technologies S.L.). To finance the acquisitions and ongoing operations of the newly acquired businesses and to seek shareholder approval of the Company shares to be issued as consideration in the MacroMed acquisition, the Company conducted a placing and open offer of its ordinary shares on the London Stock Exchange in January 2007. The placing and open offer required the preparation of a prospectus and Class 1 circular to the Company shareholders. The prospectus included a statement by the directors of the Company regarding the sufficiency of the working capital of the Company as required by the Listing Rules of the Financial Services Authority and the Prospectus Directive Regulation. In November 2006, the Company engaged KPMG Audit Plc to provide a private report as investigating accountant to the directors of the Company on the working capital of the enlarged Company. The Company also engaged KPMG Audit Plc to provide an accountants’ report on the acquired business for publication in the prospectus in accordance with UK Standards for Investment Reporting issued by the Auditing Practices Board in the UK. KPMG Audit Plc delivered the working capital and accountants’ reports in December 2006.
Neither the Company nor KPMG Audit Plc believe that either the financial due diligence assistance engagement in connection with the MacroMed transaction or the working capital and accountants’ reports in connection with the placing and open offer constitute non-audit services that would be prohibited by Rule 2-01(c)(4) of Regulation S-X.
13. Other Intangible Assets, F-25
Comment 8: IAS 38 requires substantive disclosure about intangible assets, including amounts for individual intangible assets and the factors that played a significant role in concluding that the asset had an indefinite useful life. In the MacroMed acquisition, you only disclose the total amount of non-amortizing “other intangible assets” of £12.2 million at March 31, 2007. Please provide us, in disclosure-type format, information of other intangible assets described in paragraphs 118-128 of IAS 38.
Response 8:
All the intangible assets referenced under “Significant other intangible assets” in Note 13, with the exception of the customer list disclosed as an intangible asset purchased from F. Hoffman La-Roche Limited, relate to in-process research and development products and meet the classification of assets under development as illustrated in IAS 38, paragraph 119(g). Such assets are not amortized until the asset is available for use in accordance with IAS 38, paragraph 97.
In response to the Staff’s comment, the Company will, in future filings, clarify the disclosure in Note 13 to read as follows:

	Carrying	Remaining
	Value	amortization
	£'000	period
“Significant other intangible assets:
Intangible assets arising from the acquisition of Protherics	12,223	Not amortized(1)
Salt Lake City, Inc. (formerly MacroMed, Inc.)
Customer list purchased from F. Hoffman La-Roche Limited	545	Not amortized(2)
CoVaccine HT	309	10 years(3)
Advanced In Vitro Cell Technologies S.L. — asset in development	563	Not amortized(1)(3)
Glenveigh Pharmaceuticals LLP — asset in development	5,722	Not amortized(1)(3)

(1) Assets in development are not amortized until the development is complete and the asset available for use. Upon completion of assets under development, the Company estimates that such assets will have finite useful lives.

(2) To be amortized, commencing after receipt of European marketing approvals for DigiFab®. The amortization charge for the customer list will be recorded as an administrative expense.

(3) Constitutes a purchased intangible asset. ”
27. Capital and Other Financial Commitments, F-37
Comment 9: Please describe and quantify in a disclosure-type format the principal terms governing your contractual arrangements with AstraZeneca, Altana, Glenveigh Pharmaceuticals, Co-Vaccine, Advancell, Diatos, Samyang Genex, Swedish Orphan, Chesapeake Biological

Laboratories and other scientific collaborations that were in effect during the periods presented. Also, describe contractual arrangements in connection with your acquisition of CoVaccine HT and receipt of marketing rights for Digitalis Antidot from Roche.
Response 9:
The Company provides its IFRS financial statements under Item 17 of Form 20-F and therefore has not included in Note 27 a description of the principal terms of its contractual arrangements. The Company notes, however, that the requested narrative description of the terms of its material agreements is included under Item 10 of the 20-F under “Additional Information — Material Contracts” for each of the parties listed in the Staff’s comment with the exception of its arrangement with F. Hoffman La-Roche Limited (“La-Roche”). The 2004 agreement provided for the transfer of La-Roche’s customer list for the sale of its Digitalis-Antidot product to the Company upon the Company’s receipt of marketing authorization in the territories served by La-Roche. Under the terms of the agreement, the Company will pay a total of €800,000 for the customer list. As of March 31, 2007, the intangible asset was not yet available for use and, therefore, the total cost of acquiring the asset is recognized in the balance sheet. The Company did not consider this to be a material agreement.
28. Acquisition of Business Operations, F-37
Comment 10: Paragraph 70 of IFRS 3 requires disclosure of pro forma financial information for a business combination as if it had occurred at the beginning of the period unless impracticable. We were unable to locate this disclosure for your business combinations, particularly the MacroMed acquisition. Please provide us this information in a disclosure-type format or explain and disclose your basis for omitting this disclosure.
Response 10: In the period covered by the 20-F for the fiscal year ended March 31, 2007, the only business combination undertaken by the Company was MacroMed on January 3, 2007. In consideration of IFRS 3 paragraph 70, the Company acknowledges that it should have included an explanation for the absence of the prescribed disclosure. However, in the Company’s view, the pro forma financial information for the MacroMed acquisition would not provide meaningful disclosure to allow the user to evaluate the nature and financial effect of the acquisition as required by IFRS 3 paragraph 66. This view is formed since, for the period to acquisition, MacroMed’s ongoing operations had been substantially reduced due to financial constraints which affected its financial structure, financing costs, operations and activity levels, most notably its expenditure on research and development. For the period after the acquisition through March 31, 2007, the operations, expenditure and financial structure of MacroMed differed materially from the period that would be covered in such a pro forma.
Where it is stated in this letter that the Company will include disclosure in future filings, the Company will include such disclosure in future filings under the Securities Act of 1933 and the Securities Exchange Act of 1934, as appropriate.

Protherics PLC hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Protherics PLC

By: Rolf Soderstorm
Title:	Financial Director

cc:	Andrew J. Heath, Chief Executive Officer
Frank Wyman, Staff Accountant
Don Abbott Senior Staff Accountant